INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 16, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-266179)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeff Long of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 8, 2022, and by Ms. Deborah O’Neal of the staff of the Commission by telephone on August 9, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of The Cannabis ETF (the “Acquired Fund”), a series of Spinnaker ETF Series, into AXS Cannabis ETF (the “Acquiring Fund”), a series of the Registrant. The Target Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into the definitive filing of the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 309 (“PEA No. 309”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on July 28, 2022.

Response: The Registrant has incorporated all applicable revisions into the Registration Statement.

Questions & Answers

2.	The discussion in the question “Who will manage the Acquiring Fund?” indicates that Matthew Markiewicz, Managing Director of Innovation Shares, LLC, has been responsible for developing the methodology for determining the securities to be included in the Innovation Labs Cannabis Index (the “Index’) and for the ongoing maintenance of the Index, and, as an employee of AXS Research, he will continue to be responsible for the ongoing maintenance of the Index. Please disclose if there be any changes in the way the Index is constructed, or any portfolio changes.

Response: The Registrant confirms that the methodology and portfolio of the Index will be the same following the Reorganization.

3.	In the question “Who will benefit from the Reorganization?” please consider revising the disclosure to indicate that AXS will benefit from the Reorganization since it will become investment advisor to the Acquiring Fund.

Response: The Registrant has revised the disclosure as follows:

AXS has ~~may be deemed to have~~ an interest in the Reorganization. If shareholders approve the Reorganization, AXS will replace OBP as investment adviser, and AXS will receive investment advisory fees for serving as the investment adviser of the Acquiring Fund.

Combined Proxy Statement and Prospectus

4.	If there will be a change in the Funds’ auditor following the Reorganization, please confirm that the required disclosure regarding the change in auditor will be provided in the Acquiring Fund’s first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

Response: The Registrant confirms there will be a change in the Funds’ auditor following the Reorganization. The Acquiring Fund will provide the required disclosures in its first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

5.	On page 2 of the Combined Proxy Statement/Prospectus please provide the appropriate hyperlinks to the documents incorporated by reference.

Response: The Registrant has made the requested revision.

6.	Under the “Comparison of Principal Investment Strategies” it states “AXS Research is the Index Provider. The Index is calculated, maintained, and distributed by an independent, third-party index calculation agent that is not affiliated with the Fund or the Fund’s investment advisor.” Please confirm this disclosure is accurate.

Response: The Registrant has revised the disclosure as follows:

AXS Research is the Index Provider. The Index is calculated, maintained, and distributed by Indxx LLC, an independent, third-party index calculation agent that is not affiliated with the Fund or the Fund's investment advisor.

7.	Under the “Comparison of Principal Investment Strategies,” the Acquired Fund indicates that the Index is rebalanced and reconstituted monthly, effective at the close of trading on the second Friday of the month, and that the Fund is rebalanced and reconstituted in accordance with the Index. Please confirm if this is the same for the Acquiring Fund and add appropriate disclosure

Response: The Registrant confirms that for the Acquiring Fund, the Index will be rebalanced and reconstituted monthly in the same manner as the Acquired Fund. The Registrant has revised the disclosure for the Acquiring Fund as follows:

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The Index is rebalanced and reconstituted monthly, effective at the close of trading on the second Friday of the month. The Fund is rebalanced and reconstituted in accordance with the Index.

8.	With respect to the “Comparison of Principal Investment Risks,” will the Acquiring Fund have a “Sampling Risk” similar to the risk disclosure for the Acquired Fund?

Response: The Acquiring Fund’s “Indexing Strategy/Index Tracking Risk” contains disclosure which states that the Adviser may attempt to replicate the Index return by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Acquiring Fund’s return and that of the Index. This disclosure is similar to disclosure contained under “Sampling Risk” for the Acquired Fund; therefore, no separate risk disclosure has been added for the Acquiring Fund.

9.	Under the section “Comparison of the Investment Advisory Agreement and Sub-Advisory Agreement,” please confirm the exclusions from the expenses that will be paid by AXS pursuant to the AXS Investment Advisory Agreement and ensure those exclusions are consistent with the AXS Investment Advisory Agreement.

Response: The Registrant confirms that pursuant to the terms of the AXS Investment Advisory Agreement, AXS will pay all expenses incurred by the Acquiring Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Acquiring Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. The Registrant has revised the disclosure under "Comparison of the Investment Advisory Agreement and Sub-Advisory Agreement" to be consistent with the AXS Investment Advisory Agreement that was filed as an exhibit to the Registration Statement.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ Diane J. Drake
Diane J. Drake
Secretary

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